Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

PropertyGuru Analyst Day Presentation

Mark Roberts – Blueshirt Group Investor Relations

I want to remind you all that any forward looking statements or comments we make about PropertyGuru or Bridgetown II Holding Limited’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, performance, projections, forecasts, or other characterizations of future events or circumstances are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecasts, including those set forth in Bridgetown II Holding Limited’s form F-4 that was filed on December 7 2021, and the exhibits thereto. For more information, please refer to the risks, uncertainties, and other factors discussed in Bridgetown II Holding Limited’s SEC filings. All cautionary statements that we make during this call are applicable to any forward looking statements we make whenever they appear, you should carefully consider the risks, uncertainties and other factors discussed in Bridgetown II Holding Limited’s SEC filings and you should not place undue reliance on forward looking statements which we shall assume no responsibility for updating. With that, let me turn it over to Hari Krishnan, PropertyGuru’s CEO who will start off today’s presentation.

Hari Krishnan – PropertyGuru CEO

All right. Thank you, Mark. Good morning, everybody. And thank you so much for joining us. Thank you for your interest in PropertyGuru Group. I’m Hari, I’m the CEO and Managing Director of PropertyGuru. I think to getting started, we’ll do a round of introductions, I’m joined by our executive team. I’ll start by introducing myself. I’ve spent over 20 years in the technology industry. I’m a technologist and a proud one at that. I started my career in the late 90s and early 2000s in the Silicon Valley, and I spent a vast majority of my career building technology businesses in the Asia Pacific region. A lot of that was spent in the digital transformation of a variety of industries - music, travel, recruitment, and now real estate. Prior to PropertyGuru, I was hired by LinkedIn, which at the time was a Silicon Valley startup, as its first employee in Asia. I built and scaled up the Asia Pacific Business including setting up headquarter in Singapore and during mainland China, Japan, etc. Did that for a little over six years. A little over six years ago, I left to join PropertyGuru taking over from our co-founders, we were we were already a leading property classified site in Singapore, we spent the last six plus years transforming ourselves into a product diversified prop-tech business, which we look forward to introducing, or reintroducing to you, over the next couple of hours. With any good technology business, the starting point has to be the quality and experience of your management team and the culture that we built. And we spent a lot of time making sure we have the right leaders to lead us into the future. That has proven invaluable during the COVID pandemic, as the seasoned management team has been able to lead the company through it with a lot of success. So I’m going to give them each a chance to introduce themselves. And initially I’m going to invite Joe Dische, who’s our CFO to introduce himself.

Joe Dische – PropertyGuru CFO

Thanks Hari. Joe Dische here. My career began KPMG in in London. Since then, I’ve worked in a variety of media businesses and telcos in the UK, and in Australia and in this region. I’ve been living in Asia for about seven and a half years now, almost all of that time in Kuala Lumpur, and I’ve moved recently to Singapore. The first four years were spent working at iCar Asia, automotive internet portals listed on the Australian Stock Exchange, and then I moved over to PG about three and a half years ago. And the journey we’ve been on is really to take a fast growth and a well run private company and get that business ready to be a public company and fit in great disciplines around financial control and planning and forecasting and the like. We’ve raised money from our existing shareholders, have made some very wise and successful M&A, and we’re very proud of where the business has reached today. And with that, I’ll pass over to Jeremy.

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Jeremy Williams – Managing Director of Marketplace Business

Thanks very much, Joe. Hi, everyone. My name is Jeremy Williams. I’m the managing director of the marketplace business and run the marketplace business of PropertyGuru. I’ve been with the company for four and a half years now. My experience is in digital marketplaces and the airline industry in the US and Asia Pacific across various finance, commercial, and general management roles. Prior to PropertyGuru, I was with Cartrade.com, India’s leading auto classifieds marketplace. I was the CFO there, joined as part of the founding management team. We raised capital from leading institutional investors such as Tiger Global, Temasek, Warburg Pincus, as I mentioned, sort of built, over the course of eight years there built India’s leading auto markets, auto classifieds marketplace. Prior to this, I worked in the airline industry, with US Airways in finance and commercial roles across the US. And in the Gate Group, an airline services provider owned by TPG in various roles across the US, Singapore and India. Over to Manav.

Manav Kamboj – Chief Technology Officer

Hello, everyone. My name is Manav Kamboj. I’m the Chief Technology Officer at Property Group. I also lead our data and software solutions business as its managing director. I’ve been with PropertyGuru for a little more than four years now. Most of my experience is across the consumer internet tech and mobile tech. Prior to joining PropertyGuru, I was at Snapdeal, one of India’s largest ecommerce marketplaces where I headed the marketplace product and engineering. It was an extremely dynamic and exciting phase of the industry’s growth and I really enjoyed that. I started off my career, not surprisingly, as a software engineer 20 years back, and then spent the next few years in a variety of product and commercial roles at Citigroup. In 2009, just as smartphones began changing the world, I joined the consumer internet industry in India and spent the best part of the next decade building and scaling ecommerce and mobile technology platforms for multiple startups before joining PropertyGuru in 2017. At PropertyGuru, along with my team, our focus is on solving unique problems of property seekers and customers in our markets through technology, innovation, and data lead digital transformation. Over to Bjorn

Bjorn Sprengers – Chief Marketing Officer & Head of FinTech

Good morning, everyone. My name is Bjorn Sprengers. I joined PropertyGuru back in 2013. At that time as a chief marketing officer, and today I wear two hats in the business. As a CMO, I’m responsible for what we call “value creation”, which is about building brands, building our business to leading market share positions, and from that generate strong lead gen. I’m also the Managing Director and therefore manage the BU fintech, we’ll talk a lot about it later today. There I’m responsible for building our business in the financial services space. My career started more than 20 years ago, and has been mostly in technology and technology marketing, either as part of scale-ups, corporates, or startups. Before I joined PropertyGuru, I was with Philips Electronics, where I managed the marketing for all the consumer products in the ASEAN region. Before I joined Philips, I actually was in strategy consulting and M&A. And I also co-founded a couple of tech startups. Over to you, Gen.

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Genevieve Godwin – Chief Marketing Officer & Head of FinTech

Thanks Bjorn. Hi, everyone. I am Genevieve Godwin. I’m the Chief People Officer for PropertyGuru. I’ve been with PropertyGuru for about four years now building our people and culture and leading our talent strategy for the business. Overall, I have 20 years experience with the past 10 based in Singapore working across the Asia Pacific region. Prior to PropertyGuru, I was with Telenor Digital Businesses, working with a portfolio of high growth technology companies across Asia Pacific, Europe, and the US. This included horizontal marketplaces, FinTech, adtech, and IoT businesses. In my career have also worked in media and advertising and satellite communications. Before Singapore, I was based in the UK working across the Europe, Middle East, and Africa region, working with both listed and non-listed businesses. Thank you, and I will pass you back to Hari.

Hari Krishnan – PropertyGuru CEO

Thanks, Jen. Thanks, guys. So, to get you started, I want to make sure you understand the PropertyGuru is a purpose led business and our vision is to be the trusted adviser to every person seeking property. This word trust you’ll hear a few more times during our presentation over the next hour or so, but please keep it at the back of your mind. So before we get into the details, maybe some headline numbers to introduce the group. In the recently concluded fiscal year, we are on a calendar fiscal, in 2021, we project delivering 97.5 million Singapore Dollars in top line revenue. We also project growing this revenue at a compounded growth rate of 29% year on year through 2025. We’re extremely proud of the fact that we’ve built a hyper growth revenue business here in Asia, which also has a clear path to profitability. We had declining net losses through 2020 even, which was a COVID impacted year, we turn adjusted EBITDA positive and CY18 and remained adjusted EBITDA positive and CY19 and CY20. We have a large and growing total addressable market, which I’ll introduce to you in a little bit. It’s a little over 8 billion US dollars in total. What gives us conviction with our core marketplaces businesses is the fact that we are the clear number one player in four priority markets, and we have robust unit economics. Over 65% of our traffic is organic, which means we have a low dependency on paid marketing when it comes to maintaining traffic and volumes on our platform. So the headline numbers for the first half of 2021. We maintained over 3.3 million monthly listings served over 52 million people on a monthly basis and had over 57,000 paying agents. All of these are industry leading numbers for Southeast Asia.

When we think about PropertyGuru, what gives us energy is the fact that we operate in this part of the world here in Southeast Asia with a vibrant increasingly affluent property seeker base. In the four years preceding COVID, PropertyGuru had a great track record of growth, delivering revenue at a compounded growth rate of 25%, with increasing operational profitability. COVID has absolutely been a headwind when it comes to the real estate sector. Those of you who live here obviously know it very well, having construction sites shut, having booking offices shut for real estate developers, agents not being freely able to show properties to the consumer/to potential buyers, and international buyers not being able to freely fly into our markets has impeded the real estate sector. We saw an opportunity to drive tremendous investment, to drive digital transformation, and cement our leadership in the region. We launched a couple of interesting organic products in 2020. We launched PropertyGuru finance, which Bjorn will introduce to you in a little bit. It’s a smart mortgage brokerage that we run in Singapore. And from a standing start, we’ve already brokered over 1 billion Singapore dollars worth of home loans, something that we’re very proud of, but it’s just starting. In addition to this, we also launched an immersive experience called Fast Key Storyteller. This allowed real estate developers across the region to continue to market and sell their projects to remote buyers, even when all of us were working out of our homes in 2020, and 2021. In addition to these organic investments, we’ve also been acquisitive. We bought the largest property data business in Malaysia, MyProperty Data at the tail end of 2020. And then we did a roll up of our largest competitor in the region, iProperty Malaysia in 2021, which also brought REA Group, a fantastic strategic shareholder, onto our cap table. We’ll talk about that in a little bit. Why we’ve been this aggressive during the COVID period, frankly, is to ensure that we were best positioned to monetize what is bound to be a strong post COVID recovery period. What’s been consistent for PropertyGuru since our inception back in 2007, is we have been able to build and grow our market leadership, we have a large total addressable market, we have a proven business model, it is 25 years old, economics are proven, we have a number of listed comps of companies that have delivered this business model in the past. And as you’ve just seen over the last 10 or 15 years.

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To start with, I want to talk a little bit about the Southeast Asian region for many of you requires no introduction, but perhaps just to set a little bit of context with regards to our business. We have almost 500 million people living in the markets in which we operate. As we know, it’s projected to become the fourth largest economy in the world by 2030, and has increasing affluence when it comes to the growth of GDP per capita. All of us who live here know that it is not just a region of the growing internet penetration, but that people spend a lot of time online and on their mobile phones in this part of the world. What I will call your attention to is the fact that over 60% of our population is under 30. And for the real estate sector, this means that for decades to come, you’re going to have potential property buyers joining the market driving tremendous demand side tailwinds. We operate our marketplaces in five core markets in Singapore, Vietnam, Malaysia, Thailand, and Indonesia.

Now, when you look at the property market places business, this has proven to be the most efficient means to create economic activity within the property sector, whether it be North America, Western Europe, Australia, Japan or China, we’ve seen businesses be very successful in building tremendous value for the customers and their shareholders in these markets. In addition to this, in Southeast Asia, we are serving three macro tailwinds. The first is urbanization. We’re halfway through a decade where over 50 million people will move to cities and towns in the five markets in which we operate. As they move, they’re moving with increasing affluence. We’re seeing an increase in 60% when it comes to GDP per capita. As this middle class emerges, and they move to cities and towns, they are looking for digital solutions when it comes to their homes, because we’re seeing over 200 million people move offline to online over the same time period. These are tremendous demand side drivers for a digital property marketplace such as ourselves. When we look at the supply side of things, things look a little different when compared to developed markets. If you look at Australia, and the UK, for instance, over one decade, we saw real estate advertising go from about 20% online to north of 90% online in the case of Australia. Even our most digitized market, which is Singapore, lags that by about a decade. Why is that the case? Well, we’ve operated here for 15 years and worked with a number of customers, and it’s our informed opinion that the main reason for this is twofold. First, the lack of technology adoption when it comes to the enterprise players. So real estate developers, agencies, banks, and valuers use significantly less digital technology when compared to that developed market peers. The second really important thing is there is no single source of truth when it comes to real estate data. When you look at developed markets like the US or Australia, companies like CoreLogic act as a single source of truth when it comes to real estate data. They’re also multi listing services in markets like North America, which allow people to know what is standardized data when it comes to real estate transactions. We have a multi billion dollar industry that does not have a solution of this kind. And in this, PropertyGuru saw an opportunity.

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When we look at our business model today, it has evolved. At the core, on this slide as you can see, you have our listings based marketplace, our 25 year old business model based on listings, strong network effects, extremely profitable, and something that we have learned to perfect over the last 15 years of our existence. What we’ve started doing over the last handful of years is shipping a suite of B2B Software Solutions, operating systems as we call them, for our enterprise players. So for real estate agents for property developers, for banks and valuers, we believe that we can drive greater internal efficiency by selling them workflow automation software, which also builds more efficiency for themselves, but also creates more value within the ecosystem. Today, AgentNet is the software that we sell to agents, FastKey is our flagship product for real estate developers, and ValueNet is software that we sell to banks and valuers. We will introduce each of these in the subsequent slides.

This has allowed us to grow and expand our total addressable market. This TAM we believe overtime will increase, but as of now is already over 8 billion US dollars in size, and this is just in the five markets in which we operate. The core $2.3 billion agent and developer marketing TAM is about monetizing real estate agents and real estate developers through our listings based marketplaces, as well as marketing solutions that we have created for developers- Jeremy will introduce them to you in a little bit. There’s also a $2.2 billion TAM when it comes to FinTech and data services. We already have paying customers paying for valuation and data consultancy services, as well as our smart mortgage brokerages here in Singapore. In addition to this, there’s about a billion dollars when it comes to internal efficiencies and softwares that real estate developers use our flagship product FastKey is off and running, and there’s a long headroom for growth when it comes to internal automation. When it comes to home services, it’s a highly fragmented space, the equivalent of AirTasker in Australia or TaskRabbit, or Porch in the United States. There is no single large provider of contractor services or moving services. We see an opportunity here with our strong unit economics with our consumer internet businesses, we believe there’s a roll up opportunity to acquire businesses here that use the power of our brand and our strong economics to actually attack that $2.7 billion TAM. But to understand how we have started to address this TAM, I’d now like to hand off to the team, initially Jeremy, to talk through the business model of PropertyGuru.

Jeremy Williams – Managing Director of Marketplace Business

Thanks very much, Hari. So our business is really focused on two areas –a marketplaces business and a FinTech and data one, and I’ll focus on the marketplaces business and Bjorn and Manav will cover FinTech and data.

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So the marketplaces business operates across Southeast Asia and connects real estate supply and demand, you know, that is, buyers and tenants with sellers and landlords. In all our markets, consumers primarily use agents to find the property to buy or rent. There is very limited for sale by owner or for rent by owner driven activity. The market is really facilitated by agents. And these agents are our customers in the online property classifieds marketplaces. While they are predominantly affiliated with a real estate agency, we monetize the agent directly, and they are individually responsible for marketing their listings and generating leads. So the way to think about PropertyGuru is that we are the aggregator of these fragmented agents in a region where there is no multiple listing service, MLS, so consumers have a single view of all properties available in the market.

We have various levers by which we monetize agents. In Singapore, Vietnam, Malaysia, and Indonesia, agents pay an annual subscription fee for which they get certain entitlements, which we’ll cover shortly. In Vietnam, we operate a paper listing model, so there’s no fixed, upfront cost. And in all markets, we have depth products, which agents purchase through ad credits, which is a currency that we have on the platform. And depth products are typically focused around delivering more reach to a particular listing, and therefore more leads, and also branding and awareness solutions for the agent.

The other important tool that we have to drive revenue is variable pricing. And this is really pricing for every action the agent can take, and pricing that’s optimized both up and down using a variable pricing tool developed by a data science team. So pricing has changed based primarily on demand and property price. And this approach helps us maximize revenue from hot properties and hot areas throughout the year and really drive continuous yield extraction.

As Hari mentioned, we are also the operating system for agents. So we deliver much, much, more value than just leads, which of course are very important. AgentNet as the operating system is called, really does help an agent manage and grow their business. For example, agents get access to transaction pricing data six weeks before it comes public. So that really allows them to price their listings more accurately. We deliver insights to drive their business performance, you know, recommended next best actions for their individual listings. And we at PropertyGuru are at the intersection of supply and demand data. And we feed these insights to agents. You know, I think a really powerful example of this is a tool called supply demand gap, where we inform agents on where consumer demand is strong for a particular inventory type, you know, example a three bedroom condominium on the east coast of Singapore, but where supply is low. So that really allows and enables the agent to target getting listings of this particular inventory or inventory type in that location to drive their business performance. So the other group that we monetize in the marketplace is business developers with digital sales and marketing solutions. This is focused on helping developers market their new projects and automate their sales processes. In Southeast Asia with the macro trends that Hari mentioned, primary or new construction is a significant part of the market. In this sector, our customers are developers across Southeast Asia and all of Asia for our awards business.

We have an extensive suite of offerings to developers - digital advertising, awards and events, a SaaS offering called FastKey, that automates the sales and marketing process for a new project, that Manav will cover shortly. So that’s a high level overview of the marketplaces business. As I mentioned, Manav will cover the FinTech and data business shortly. Next slide, please.

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So this slide gives you a representative example of the various packages that we offer agents in Singapore. So we have four subscription packages. And moving from left to right, we start with a standard package, which is our most basic package. We make this package as affordable as possible to ensure low barriers to entry into the marketplace and the associated liquidity that comes from that. The advanced package is best for agents really starting off in the business and is a great foundation for a successful start in this industry, and the Premier and business packages suit full time and highly active agents. Our standard package, to give you a sense of the numbers, our standard packages priced at $980 subscription annually up to the business package which is $15,000 annually. The majority of our agents and business is from the advance and Premier tier. Each package comes with listings and advertising credits, which is the currency, as I mentioned before, that allows agents to utilize depth products on the marketplaces. Other entitlements such as access to data really depend on the package, and we layer in more value at the higher packages to really encourage agents to upgrade. And increasingly, data entitlements have become another lever for price revisions and price growth. We implemented data sets for our Singapore agents in the first half of CY21. And this incremental value has formed part of the foundation for the October 2021 Price revision, which was across both subscription packages and ad credits.

Agents can purchase additional credits for depth products once they’ve consumed the credits that come with their subscription package. As I mentioned, you know, we implemented a price revision in Singapore in October 2021. And this is on top of price revisions in 2019, and 2017. And I think, you know, what’s been the highlight of this is during these price revisions, what’s been really, really encouraging has been the strength of our renewal rates, our subscription renewal rates, our H121 renewal rate was 83%. That’s up from 71% in 2020, for the first half, and I think really reflects the value that we deliver to our agent customers, and also a flight to quality, in particular during COVID, as agents really reexamine their spends and prioritize those channels with the highest ROI.

On the developer side of the business, as I mentioned before, we have a very broad suite of offerings to developers. We run Asia’s largest property awards, with awards in 14 countries across Asia, and this is really a branding solution for developers. The awards support our mission to help consumers make confident property decisions, and really showcase the best projects in Asia Pacific, as determined by an independent judging panel of industry experts. We conduct virtual and physical events for developers. And obviously, you know, during the last couple of years, we’ve pivoted increasingly to digital events, with consumers getting the experience of the Showflat visit from the safety and comfort of their own home. Given the strong positions we have with consumers, and the fact that consumers overwhelmingly start their property journey online, we conduct branding and lead-gen campaigns for developers. And finally, FastKey is a is a SaaS based sales automation solution that digitizes the end-to-end project management from launch with digital sales kits and balloting, to customer relationship management with digital allocation of leads, and data and analytics to empower developers. Manav will take you through this in more detail shortly. But with that, I’d like to hand it over to Bjorn who will take you through the FinTech business.

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Bjorn Sprengers – Chief Marketing Officer & Head of FinTech

Thanks, Jeremy. The mission of the FinTech business is to help Southeast Asians overcome hurdles that prevent them from accessing the property market. In many cases, those hurdles come from a lack of access to financing. So you should imagine that the mortgage application process or the whole mortgage experience is still very manual. With lots of paperwork, lots of complex jargon, and therefore lots of frustration with people who want to buy a home or want to refinance, and also very low efficiencies from banks. And this is true in more developed markets like Singapore, but certainly also across the region. There’s typically also no central place to help people navigate the markets, a place where they can go to understand what mortgage packages are available, and what packages would be most suitable for them, or how can they manage their the bottlenecks on home financing for themselves. And lastly, also the brokerage segment is still rather immature in Southeast Asia. In many developed markets, you see that the brokers actually take a good majority of the markets at the banks taking the minority of the markets. In Southeast Asia still very much the other way around. Brokers are very nascent, and therefore the whole industry structure of home financing could be considered early stage.

What we want to be, is to be that point of navigation, so that single source of truth in mortgages, where people can come to and find the information they need. But actually more than that, we want to be the trusted partner that helps people finance new mortgages, or refinance their existing mortgages. And both these segments are a very large component of the market here in Singapore. So actually, we’re trying to do very much what a company like Rocket Mortgage is doing in the US. We launched the business back in 2020. Hari was alluding to that, that was actually two weeks before the lockdown started in Singapore, and as many of you have to know, that was not the best period to launch to launch a business. And yet, we were able to get to about a billion dollar loan book in little over a year of operation. So that suggests that there’s a good product market fit for our services in Singapore. Our bigger finance really builds on the core strengths of the marketplace BU. The brand PropertyGuru is very, very strong across the region, certainly in Singapore. And we have very large reach with both property seekers and agents. And that means that the majority, the vast majority, of leads, and therefore business in PropertyGuru Finance comes from the property marketplace, the mortgage marketplace, and from PropertyGuru affiliated real estate agents.

30:41

The business makes money from submitting completed loan applications to banks. In exchange, those banks then give us what’s called an origination commission. Typically, that’s 0.15%. And in this part of the world, there’s no trail associated with that commission. Just to point out that commission, or we call it in the document, the “take rate” is really inherited from an industry structure, where the middleman, or the broker, or the referrer, add very little value to the referral to the bank. And because we are intent to migrate the business, to much more added value to the bank, I’ll talk about it in a second, we expect that take rates will go up for the business moving forward. And that growth in take rate, by the way, has not yet been reflected in the projections that you will find in this documents. There’s also some smaller revenue components in the business. We earn money from preference across selling insurances. We also have some advertisement sales to financial institutions. But as I said, that’s the minority part of the business.

We launched as a traditional brokerage business back in 2020. And the idea that we are pivoting that business this year, next year, and the coming years into a digital brokerage, and ultimately, into what we call a front end lender. The digital brokerage is really all about taking traditional brokerage processes, and making them more productive by applying technology. Not only more productive, by the way, but also giving better experiences to people who are looking for mortgages or looking to refinance their home when we’re in that process at this stage. And that should lead to higher, to better productivity, better economics, in the business. And also to more growth, as we are able to differentiate the user experience and therefore the value proposition in the market.

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In this journey, we are working closely with our banking partners. And in fact, as I was mentioning earlier, that evolution from traditional to digital brokerage, is already shaping into what we call a front-end lender model. And in that model, what we are doing is taking tasks/operations that were historically more bank-side operations into the PropertyGuru value proposition. And because we are a technology company, we are better positioned, perhaps than some of these banks, to apply high velocity in innovating and digitalizing these processes. And therefore we are helping banks to basically accelerate the digitalization of their mortgage business, which still very much operates on legacy systems in this part of the world.

We’re also looking into whether we should become a direct lender ourselves. That could be a further evolution of the business. But there’s no business decision on that matter, as of yet. But with that, I hand it over to Manav.

Manav Kamboj – Chief Technology Officer

Thanks, Bjorn. Hello, everyone. I’m going to talk about our data business and how technology drives our market leadership. Access to high quality data and insights is key to confident decision making for all property market stakeholders. You’ve heard this many times, you know, there is no single source of truth, and you’ve heard it so many times because it is a big challenge for our industry. You know, we can’t have reliable sources of property data and insights in across markets. We do not have, for example, an equivalent of CoreLogic in our markets, you know, to support a very, very big multi billion dollar industry. Fragmented data sources, incomplete and often inaccurate data leads to information asymmetry, and lack of trust. With our technology capabilities and market credibility, PropertyGuru has the unique opportunity to become this single source of truth for property data and intelligence in our markets. We launched our data business in late 2020 with the goal of building trust through transparency. We bring together our proprietary data and data sets that we collate through a network of second party and third party sources to offer our customers seamless access to high quality, transaction data, pricing intelligence, demand supply trends, demographic insights, and a lot more. This value created by data insights and property market intelligence allows us to increase our prices, you know, for our weighted solutions. And Jeremy did talk about this a little while back. Our data business growth strategy is built around three main solution areas and we have products in each of these solution areas. Valuation management solutions for valuers and banks. ValueNet which is our VMS, or evaluation management system, improves the accuracy and turnaround time for property valuations. Automated Valuation solutions, you know, again, products in market are known by the name proxy price, which allows banks and property owners access to accurate indicative prices. And then lastly, property market intelligence for agents, developers, property seekers and government bodies to help them make better decisions with confidence. In 2021, we launched PropertyGuru Datasense, our market and pricing insights for Singapore agents, creating significant value for our agents across subscription tiers.

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At PropertyGuru, a market leadership is built on a strong track record of technology innovation. With our focus on AI, immersive content, data solutions, and enterprise software. We continue to launch industry first solutions to address the problems that are unique to developing markets. One such example is a proprietary quality photos guide. With more than 3 million listings across our platforms at any point, it was quite a challenge for us to moderate all the images efficiently in the library. So what we did, we went to use artificial intelligence models, you know, with the most advanced deep learning frameworks, including industry leading ML platforms like Google TensorFlow, or PyTorch, to detect multiple facets of any image that’s uploaded to our marketplaces. Initially we developed it with the objective of filtering out poor quality images. And now we also leverage this capability to offer property agents actionable insights on how to improve their listing quality. PropertyGuru Lens, on the other hand, was born out of a very Singapore specific user behavior. Here, property is an obsession that extends beyond homeownership or investment. Our visual server experience where one simply points the smartphone camera at a building and discovers available listing is first of its kind in the world, built by our engineers in Singapore, for Singapore.

Hari spoke earlier about FastKey storyteller and during the pandemic, when physical access to new projects show flats, demo flats, was restricted or was not possible at all. We launched FastKey storyteller to help our developer customers, property developers and you know, very young internet savvy property seeker population in our markets responded very well to this new virtual way of exploring properties, projects, and even neighborhoods.

While data allows us to build trust through transparency, enterprise software solutions are key component of our strategy to bring efficiency to the workflows of our enterprise customers. FastKey, you know, is a cloud native SaaS solution that automates sales process and centralizes key project workflows for our developer clients. These key workflows and processes include digital interactive and immersive sales content delivery, and storyteller that I just spoke about is part of our FastKey offering, sales channel performance tracking, you know, to improve sales team efficiency for very large sales teams, or for developers, digitization of the documentation, and we know documentation is cumbersome when it comes to a property transaction, and digitization of documentation that we enable through FastKey, you know, reduces friction in the process. Real Time bookings management, online project launch augmentation, including digital evaluating, and agent outreach and media content creation. These are some of the capabilities that FastKey offers to our developer customers. And by reducing friction from a property developers sales workflows, PropertyGuru FastKey creates multiple efficiency gains for our customers across the entire sales process. Customized sales pitch to meet consumer demand, and that’s what that’s what the sales teams can do. It creates a lot of cross-selling and upselling opportunities with real time access to bookings data, real time inventory that eliminates double booking and inquiry leakage, and remote anytime anywhere registration of interested in booking and this is something which has become more and more important, you know, in the last couple of years. On the other hand, you know, Vantage Plus is our comprehensive market data analytics platform for property developers at banking clients. It allows customers self serve access to transaction data, pricing trends, location, and demographic insights, and near real-time property seeker demand. We believe that with data and software offerings designed specifically for our markets, we’re very, very confident of leading our customers on a path of digital and data transformation. With that, I’ll hand it over to Jeremy.

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Jeremy Williams – Managing Director of Marketplace Business

Thanks, Manav. So we’ve spoken a fair bit about our customers. So let’s talk about our consumers. So we’ve always been a consumer first company. And I think this focus has really translated into very strong market positions with consumers in all our markets. And these strong positions have really been the foundation for our revenue growth. So we are a clear number one in our four priority markets. And this quality and defensible traffic really does create strong network effects, and a significant and sustainable competitive advantage. Even by global standards, these are extremely strong market share numbers. And quite frankly, we don’t need to be at these high levels to have pricing power. I think a comparison would be to Zillow, or REA, who around 55% market share in their respective geos and do enjoy pricing power. And importantly, this strong competitive position comes from very high organic traffic. And as Hari mentioned, I think you know, 65% of our traffic is organic. And this is a great foundation to drive margin and profitability into the future, I would just like to call out the lower organic traffic in Malaysia, that’s due to competitive actions taken in the first half of this year. And given the integration of the REA assets, we expect this number to reach levels in Singapore and Vietnam. I’m now going to hand it over to Joe, he’s going to talk you through our growth strategy.

Joe Dische – PropertyGuru CFO

Thanks, Jeremy. So just to talk here to summarize levers for future growth. So I think the key point here really is that we have considerable runway within our existing products and services. So on the agent side, in our more developed markets, we will be growing by extending the ARPA, the average revenue per agent, and we’ll do this through producing new and more relevant debt products. So these are often premium features to enable more leads promotion of a listing, and therefore more leads and value. We’ll also be exercising a fair amount of pricing activity, as Jeremy and others have spoken to. And we have many levers in the in this space. And these have a strong impact on ARPA. In some of our earliest stage markets, such as Vietnam, and Thailand, and also Indonesia, we’re also increasing our agent acquisition. So in cities that were already present, we’re pushing harder to get more listings, more agents. And then also, particularly in places like Vietnam, we’re seeing strong economic activity outside of the core cities, and we’re pushing sales teams to increase the number of listings and Agent activity in those locations. Secondly, on the developer side, we’re still riding the wave of the offline to online migration story, particularly in Vietnam. And in Thailand, we’re pushing further with awards and events, FastKey and data solutions. And there’s a transition going on towards performance based marketing solutions. This is probably a way from banner and further towards digital solutions that produce leads and thus being remunerated accordingly. So, within our core marketplace, there is still considerable room for growth. It should be noted that for the proceeds of the transaction, we do not need money for our core business. And that is, has been, and will be cash generative. So the proceeds will be pushed into these adjacent TAMs as Tam expansion through M&A in order to sort of grow into long term revenue. And it’s worth noting all of our numbers here don’t include any of the proceeds of that transaction and its impact on revenues, it’s pure organic. In terms of those TAMs, in the near term, we will look towards FinTech and datam we’re already operating in this space. So therefore, is a natural place for us to go. You know, FinTech currently is only forecast in Singapore, plenty opportunities in other of our geographies that we operate in, and data similarly, there’s some really interesting startups and others that we’re looking at to push geographically and push also into other services.

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In the mid term, we certainly look towards developer operating systems as Hari has alluded to, and also things like Home Services, which will then deliver long term revenue ambitions.

On this slide, we just talked to a history of M&A. So M&A is obviously sort of key to our broader long term ambitions, we have a strong track record of M&A as six of those examples over the last 12 years, here, all the way from FastKey, which was called Epropertytrack back in 2015, Property Awards Business in ‘16, our entry into Vietnam in batdongsan through 16 and 18, and MyProperty Data analytics business in November 20. And then our largest transaction with the REA group with iProperty in Malaysia, and Thinkofliving in Thailand. And we’ve always had good industrial logic to these acquisitions. Sometimes we’ve taken away back office costs to enable entrepreneurs to operate more strongly. We’ve also looked for synergies both ways to the business we’re acquiring, and also to the broader group.

So just to move to the financials. This slide here is a revenue bridge from CY20 through to CY25. This is just the organic side of the business, none of the listing proceeds here. CY21 certainly a recovery year for us. 19% YoY revenue growth first half of ‘21 +18%. So, so well on the way. So yeah, so we’re proud of this growth against the backdrop of fairly uneven recovery for COVID. CY22 49%, underlying organic growth, about 30% plus a full year of the iProperty and Thinkofliving transactions. And then really just strong organic growth through CY23 to 25. It’s worth noting that we’re very much becoming more diversified, 57% of our revenues coming from Singapore in CY20, only 33% and CY25. Not the Singapore is not growing, we’re getting greater contribution from the other markets, noting the synergies and benefits from the Malaysian transaction, particularly coming through that grows to 21% of revenues.

This next slide here just talks to the key revenue drivers. So the items in red are those where we do publish both numbers historically. And also, we forecast. And then some of the other metrics are really sort of underlying and we don’t publish. But we will look to disclose more KPIs as we go through. So taking them left to right, in Singapore with our agent subscription model, you know, 12 months paid in advance is really the number of agent subscribers times by the average revenue per agent. In terms of longer term growth, as we’ve said, increasing ARPA through pricing and new services. And the number of agents will remain relatively flat, we’re highly penetrated in this market. And then on the developer side, it’s really a yearly growth rate, as we’ve talked about, increasing our digital offerings, and customer base and pricing initiatives.

In Vietnam, where the model is different, it’s not a subscription, it’s a pay as you go, there are a very large number of agents in Vietnam, and as a result, and some of those are quite casual. So we tend to look not at the number of agents, but the number of listings because of paper listing basis. So really, the mass is number of listings times average revenue, we will increase the number of paid listings through better penetration in the capital cities. And then also that geographic spread into sort of various high areas and outside of those, and also premium services penetration also. The average revenue per listing coming from those premium services. Also increasing the length of time people list for. The default is seven days, and getting that up to sort of towards nine or 10 days obviously increases our yield per listing also. On the developer side, you know, we haven’t really had a significant business in Vietnam to date. So we’re really bringing the best practices from our other markets in, and that will then grow our develop business going forward there. Things like the digital solutions and FastKey are working well in those markets.

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So looking at it Malaysia and other Asia again, mostly a subscription model here, so number of agents subscriber versus ARPA, big driver here is a successful integration in Malaysia of the iProperty business. So we’re operating a two brands, one sales team approach. The brands are very complementary in nature, iProperty operating sort of the more expensive end, and PropertyGuru operating at the mass end and crossing over in the middle. So focus really here is on cross selling, growing yield with reduced discounting, and then also rolling out new products and services.

In other Asia, in Thailand, we’re really reinvesting in our core marketplace. And we’re looking at tools to source overseas buyers, in order to drive incremental growth. And in Indonesia, the focus has really been on FastKey and events. Moving to FinTech, as I spoke earlier, it’s sort of closure sort of value of mortgage times by take rate. And as we grow the scale of business, so we will increase both of those over time. To be noticed on the FinTech side that we haven’t included any revenues outside of Singapore. And there’s plenty of opportunity in these in other markets, particularly in Vietnam, that’s really starting its consumer finance journey.

Moving on to data, you know, a huge variety of products and services, we’re increasing the number of customers, the number of services they take, and then also eventually sort of focusing on yield. Currently, we operate this largely in Malaysia with a bit in Singapore, we’ll grow the Singapore business and push out into our other markets, driving up revenues.

So in this slide, we just have the key Singapore market metrics, and I’ve alluded to some of these, about 14,000 agents on the left hand side. There are about 30,000 individuals who have a real estate license in Singapore, of which 20,000 Use that license of those we have all of the serious agents about 14,000 on our site. We don’t expect this to change, really, it’s driving this ARPA up, which is going to be critical. On the top right renewal rates, very high at the moment at 83%. This is about as good as it gets, you always get a proportion who join in join and lead the markets, this is really sort of topping out very well. And on the right hand side and the bottom looking at developer, CY19 was a strong year for developer with a large number of launches, that has been challenging during the COVID period and continues to be through CY22. And it’s really not until CY23 and beyond, where we start to see a recovery there and an increase in our revenues. On to Vietnam. Again, you can see on the bottom left hand side, the number of listings definitely was impacted by COVID. We’ve seen a great uptick in new listings as that market has recovered, which I’ll talk to a little later. But really, the focus is on driving that volume up and then driving the average revenue per listing up also. And on the right hand side, you can see graphically the growth of that developer business as we start to roll out our successful products into this market.

In terms of our costs, on the left hand side, just a sort of breakdown. Staff costs around 50%. This is reflective of sales teams. This is also reflective of product and technology people, which make up a significant percentage. Marketing is about 21% of our cost COGS, which is largely commissions, the cost of operating our events and awards business and other variable costs and transaction costs. IT at 7% is just external vendors, the costs, there’s an element of cost that is capitalized and people cost appears in staff costs.

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As you can see from the history of spend CY19 pretty much flat with CY20, as we controlled costs during the sort of the onset of COVID. CY21, we very much committed to additional spends and investment. We wanted to emerge winners from this time. There’s also an element of the iProperty business as well here, which is also increasing cost in the period. But we specifically invested strongly in marketing, particularly Malaysia and also in product and technology.

We intend to get additional operating leverage, costs as a percentage of revenue declining to 67%, and by CY25. This will come mostly from people efficiencies. This is a strong automation side here. So we’re looking at processes that require less human touch points and leveraging our recent upweighting in key skill areas in the business as we set ourselves up for future growth. On the marketing side of our costs, there’s always an element of cost increase and inflation, particularly with sort of Google and Facebook, which makes up an element of that spend, who will be moderating that, through leveraging our strong organic position, and also decreasing our marketing spend in Malaysia with integration with iProperty costs cumulatively going down by two thirds as we integrate those businesses successfully. Just be noted, costs here do not include the cost of integration of the Panama business. So it kind of is the iProperty business, and also doesn’t include the one off cost of being a listed business or ongoing listed costs.

So a combination of this group adjusted EBITDA, getting up to 33% margin by CY25. The business in Singapore is consistently profitable, about 65%. And we’re starting to get good profitability and contribution and EBITDA from Vietnam, and also from Malaysia with that successful integration.

And then, finally, some takeaways on the financials. CAGR leading revenue on the far left leading into the COVID period 25%, 29% in the future periods, this is really just a continuation of what we’ve done before, operating the same levers plus, obviously, the property transaction as well contributing, and on group adjusted EBITDA, you can see the evolution showing good operating leverage getting to that 33%, and that should increase have to CY25 as we gain additional leverage. And finally, just the top two- FY21 and our first half results. So we’re very proud of our 18% YoY revenue growth in our first half, it’s been, you know, fairly tough conditions, patchy recovery. And it’s been fairly consistent in Singapore. You know, in Vietnam, and Malaysia we’ve got 29% growth of Vietnam, reflective of you know, good recovery, good performance, but also a very challenging period, in 1H2020. And then you know, strong results from Malaysia, and the growth of FinTech and data.

So everyone was talking in terms of revenue outlook for the second half of the year. So, you know, we’ve definitely seen strong consistent results in Singapore, which has been good, that market has exceeded our expectations. We saw annual increases in the value of property or property prices 10%, year on year. And that’s given a strong positive to the local and agent markets, we put prices up a weighted average 15%, effective November, and that’s definitely had a positive impact on our revenue, we’re seeing good renewal rates. So we’re very positive about the outlook into 2022.

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Vietnam and Malaysia had a tough time in Q3 with some of the very aggressive lockdowns during that period. But we definitely saw real positives, particularly in December, where new listings were four and a half times those in August, which was sort of the bottom of the cycle with COVID. So again, you know, good revenue outlook, into 22. And similar in Malaysia, with the integration going very well and largely concluded with iProperty, setting ourselves up for a strong year next year, and fintech and data services, you know, gaining good traction. In terms of EBITDA, a loss for the first half without additional investments. So all in, you know, very proud of the results and set ourselves up for good success into FY22. Over to Hari

Hari Krishnan – PropertyGuru CEO

Thanks, Joe. And thank you, everyone for your attention. As I’m sure it came through, we are excited that we’re able to share this business with you. We’re excited about the future prospects. We love the fact that we’re building a business in a part of the world where so many people are mad and obsessed about property. I think what we’re also beginning to see, as you saw with Joe’s last slide, is as our markets emerge from COVID, more and more people are stepping off the sideline, rejoining the property market, and we are excited to say that we are best positioned to monetize the growth that lies ahead. So this brings our presentation to a conclusion. We will love to take your questions and answer any that you might have. I’m going to hand you back to Mark who will coordinate that process.

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Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Property Guru, PropertyGuru Group Limited (“PubCo”) and Bridgetown 2, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru or Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Industry and Market Data

This document contains information, estimates and other statistical data derived from third party sources and/or industry or general publications. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru, PubCo and Bridgetown 2 have not independently verified such third-party information, and make no representation as to the accuracy of such third-party information.

About Key Performance Metrics and Non-IFRS Financial Measures

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb.

Number of agents in all Priority Markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the number of listings created during the month for Vietnam and total listings at the end of the previous month for other markets.

This document also includes references to non-IFRS financial measures, namely Adjusted EBITDA and Adjusted EBITDA Margin. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net loss for year/period plus changes in fair value of preferred shares and embedded derivatives, finance cost, depreciation and amortization, income tax expense, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, fair value loss on contingent consideration, business acquisition transaction and integration cost and cost of proposed listing. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue. The table below reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable financial measure stated in accordance with IFRS.

	Six Months Ended June 30,
	2021	2020

	(S$ in thousands)
Net loss	(150,568)	(2,298)
Adjustments:
Changes in fair value of preferred shares and embedded derivatives	124,146	(6,032)
Finance costs—net	9,951	6,330
Depreciation and amortization expense	5,012	4,769
Tax expense	339	70
Impairment	8	—
Share grant and option expenses	2,468	3,255
Other (gains)/losses—net	366	281
Business acquisition transaction and integration costs	1,254	—
Cost of proposed listing	2,252	—

Adjusted EBITDA	(4,772)	6,375
Revenue	42,890	36,374
Adjusted EBITDA	(4,772)	6,375

Adjusted EBITDA Margin	(11.1%)	17.5%

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

In connection with the business combination, PubCo has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of Bridgetown 2 to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.